

SECUI ∥∥∥∥∥∥∥∥∥∥∥∥∥∥ IMISSION

04001381

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
| --- |
| 8-16560 |

## FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING    1/1/2003    AND ENDING    12/31/2003

                                              MM/DD/YY                                           MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
     DARWOOD ASSOCIATES INC.

| OFFICIAL USE ONLY |
| --- |
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

     40 RECTOR STREET   ROOM 1523
                                    (No. and Street)

| NEW YORK | NEW YORK | 10006 |
| --- | --- | --- |
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

     JULIUS RENDINARO                                        (212) 233-0500
                                                             (Area Code - Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

     BARRY J. CHARLES
                                  (Name - if individual, state last, first, middle name)

| 1 NORTH END AVE. STE, 1201 | NEW YORK, | NEW YORK | 10282 |
| --- | --- | --- | --- |
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 17 2004
THOMSON
FINANCIAL

| FOR OFFICIAL USE ONLY |
| --- |
| |

* Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)

SEC 1410(3-91)      *Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.*



# OATH OR AFFIRMATION

I, _____JULIUS RENDINARO_____ , swear (or affirm) that, to the
best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
_____DARWOOD ASSOCIATES INC._____ , as of
_____DECEMBER 31_____ , 2003_____ are true and correct. I further swear (or affirm) that neither the company nor
any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of
a customer, except as follows:

_____

_____

_____       _Signature_

      _Pres._

_____       Title

_____    _Feb. 6. 2004_
    Notary Public

MARIE A. BACKER
NOTARY PUBLIC, State of New York
No. 43-0125066
Qualified in Richmond County
Commission Expires March 30, 1995
2007

This report** contains (check all applicable boxes):

| | | |
|---|---|---|
| X | (a) | Facing page. |
| X | (b) | Statement of Financial Condition. |
| X | (c) | Statement of Income (Loss). |
| X | (d) | Statement of Changes in Cash flows. |
| X | (e) | Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital. |
|  | (f) | Statement of Changes in Liabilities Subordingated to Claims or Creditors. |
| X | (g) | Computation of Net Capital. |
|  | (h) | Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3. |
|  | (I) | Information Relating to the Possession or control Requirements Under Rule 15c3-3. |
| X | (j) | A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3. |
|  | (k) | A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation. |
| X | (l) | An Oath or Affirmation. |
|  | (m) | A copy of the SIPC Supplement Report. |
| X | (n) | A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit. |

** For conditions of confidential treatment of certain portions of the filing, see section 240.17a-5(e)(3).

**FORM X-17A-5**

(Financial and Operational Combined Uniform Single Report)

## PART IIA | 12 |

3/91 | *(Please read instructions before preparing Form.)*

This report is being filed pursuant to (Check Applicable Block(s)):

1) Rule 17a-5(a) [X] | 16 |        2) Rule 17a-5(b) [ ] | 17 |        3) Rule 17a-11 [ ] | 18 |

4) Special request by designated examining authority [ ] | 19 |     5) Other [ ] | 26 |

NAME OF BROKER-DEALER

**Darwood Associates Inc.** | 13 |

SEC FILE NO.

**8-16560** | 14 |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do Not use P.O. Box No.)

FIRM ID NO.

**13-2682784** | 15 |

**40 Rector Street Room 1523** | 20 |

FOR PERIOD BEGINNING (MM/DD/YY)

**01/01/03** | 24 |

AND ENDING (MM/DD/YY)

**New York** | 21 |     **NY** | 22 |     **10006** | 23 |

**12/31/03** | 25 |

(City)        (State)        (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code) - Telephone No.

**Julius Rendinaro** | 30 |

**(212) 233-0500** | 31 |

NAME(S) OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT:

OFFICIAL USE

| 32 |     | 33 |
| 34 |     | 35 |
| 36 |     | 37 |
| 38 |     | 39 |

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNTS?        YES [ ] | 40 |   NO [X] | 41 |

CHECK HERE IF RESPONDENT IS FILING AN AUDITED REPORT        [X] | 42 |

Execution:

The registrant/broker or dealer submitting this Form and its attachments and the person(s) by whom it is executed represent hereby that all information contained therein is true, correct and complete. It is understood that all required items, statements, and schedules are considered integral parts of this Form and that the submission of any amendment represents that all unamended items, statements and schedules remain true, correct and complete as previously submitted.

Dated this ___6th___ day of ___Feb___ 20_04_

Manual signatures of:

1) _____
   Principal Executive Officer or Managing Partner

2) _____
   Principal Financial Officer or Partner

3) _____
   Principal Operations Officer of Partner

ATTENTION - Intentional misstatements or omissions of facts constitute Federal Criminal Violations. (See 18 U.S.C. 1001 and 15 U.S.C. 78:f(a))

# BARRY J. CHARLES
## CERTIFIED PUBLIC ACCOUNTANT

ONE NORTH END AVENUE
SUITE 1201
WORLD FINANCIAL CENTER
NEW YORK, NEW YORK 10282-1101
PHONE: (212) 845-5050
FAX: (212) 845-4197

Darwood Associates Inc.
40 Rector Street  Room 1523
New York, New York 10006

Gentlemen:

I have audited the accompanying statement of financial condition of Darwood Associates Inc. (the "Company") as of December 31, 2003 and the related statements of income (loss), changes in ownership equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted this audit in accordance with generally accepted auditing standards, including a review of the system of internal control and procedures for safeguarding securities. There were no material inadequacies in the internal control of the Company.

Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above, present fairly, in all material respects, the financial position of Darwood Associates Inc. as of December 31, 2003, and the results of their operations and their cash flows for the year then ended in conormity with accounting principles generally accepted in the United States.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III, and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subje3cted to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

January 22, 2004

| BROKER OR DEALER | **Darwood Associates Inc.** | N 3 | | | 100 |

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND
CERTAIN OTHER BROKERS OR DEALERS

| | | |
|---|---|---|
| as of (MM/DD/YY) | 12/31/03 | 99 |
| SEC FILE NO. | 8-16560 | 98 |
| Consolidated | | 198 |
| Unconsolidated | | 199 |

ASSETS

| | Allowable | | Non-Allowable | | Total | |
|---|---|---|---|---|---|---|
| 1. Cash | $ 78,790 | 200 | | | $ 78,790 | 750 |
| 2. Receivables from brokers or dealers: | | | | | | |
| A. Clearance account | 32,302 | 295 | 29 | | | |
| B. Other | | 300 | $ | 550 | 32,331 | 810 |
| 3. Receivables from non-customers | | 355 | ~ | 600 | ~ | 830 |
| 4. Securities and spot commodities owned, at market value: | | | | | | |
| A. Exempted securities | | 418 | | | | |
| B. Debt securities | | 419 | | | | |
| C. Options | | 420 | | | | |
| D. Other securities | ~ | 424 | | | | |
| E. Spot commodities | | 430 | | | ~ | 850 |
| 5. Securities and/or other investments not readily marketable: | | | | | | |
| A. At cost $ 2,560 | | 130 | | | | |
| B. At estimated fair value | | 440 | 2,560 | 610 | 2,560 | 860 |
| 6. Securities borrowed under subordination agreement's and partners' individual and capital securities accounts, at market value: | | 460 | | 630 | | 880 |
| A. Exempted securities $ | | 150 | | | | |
| B. Other securities $ | | 160 | | | | |
| 7. Secured demand notes | | 470 | | 640 | | 890 |
| market value of collateral: | | | | | | |
| A. Exempted securities $ | | 170 | | | | |
| B. Other securities $ | | 180 | | | | |
| 8. Memberships in exchanges: | | | | | | |
| A. Owned, at market $ | | 190 | | | | |
| B. Owned, at cost | | | | 650 | | |
| C. Contributed for use of the company, at market value | | | | 660 | | 900 |
| 9. Investment in and receivables from affiliates, subsidiaries and associated partnerships | | 480 | | 670 | | 910 |
| 10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization | | 490 | ~ | 680 | ~ | 920 |
| 11. Other assets SECURITY DEPOSIT | | 535 | 1,441 | 735 | 1,441 | 930 |
| 12. TOTAL ASSETS | $ 111,092 | 540 | $ 4,030 | 740 | $ 115,122 | 940 |

OMIT PENNIES

# FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
## PART IIA

BROKER OR DEALER

### Darwood Associates Inc.

as of **12/31/03**

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING
AND CERTAIN OTHER BROKERS OR DEALERS

## LIABILITIES AND OWNERSHIP EQUITY

| | Liabilities | | Non-A.I. Liabilities | | Total | |
|---|---|---|---|---|---|---|
| 3. Bank loans payable | $ | 1045 | $ | 1255 | $ | 1470 |
| 1. Payable to brokers or dealers: | | | | | | |
| A. Clearance account | | 1114 | | 1315 | | 1560 |
| B. Other | | 1115 | $ | 1305 | | 1540 |
| 5. Payable to non-customers | | 1155 | | 1355 | | 1610 |
| 5. Securities sold not yet purchased, at market value: | | | | 1360 | | 1620 |
| 7. Acounts payable, accrued liabilities, expenses and other | 59,299 | 1205 | | 1385 | 59,299 | 1685 |
| 3. Notes and mortgages payable: | | | | | | |
| A. Unsecured | 26,430 | 1210 | | | 26,430 | 1690 |
| B. Secured | | 1211 | | 1390 | | 1700 |
| ). Liabilities subordinated to claims of general creditors: | | | | | | |
| A. Cash borrowings | | | | 1400 | | 1710 |
| 1. from outsiders $ | | 970 | | | | |
| 2. Includes equity subordination (15c3-1 (d)) of........ $ | | 980 | | | | |
| B. Securities borrowings, at market value: | | | | 1410 | | 1720 |
| from outsiders $ | | 990 | | | | |
| C. Pursuant to secured demand note collateral agreements | | | | | | |
| 1. from outsiders $ | | 1000 | | | | |
| 2. Includes equity subordination (15c3-1 (d)) of........ $ | | 1010 | | 1420 | | 1730 |
| D. Exchange memberships contributed for use of company, at market value | | | | 1430 | | 1740 |
| E. Accounts and other borrowings not qualified for net capital purposes | | 1220 | | 1440 | | 1750 |
| ). TOTAL LIABILITIES | $ 85,729 | 1230 | $ | 1450 | $ 85,729 | 1760 |

### Ownership Equity

| | | | Total | |
|---|---|---|---|---|
| I. Sole Proprietorship | | | $ | 1770 |
| 2. Partnership (limited partners) | $ | 1020 | | 1780 |
| 3. Corporation: | | | | |
| A. Preferred stock | | | | 1791 |
| B. Common Stock | | | 50,000 | 1792 |
| C. Additional paid-in capital | | | | 1793 |
| D. Retained earnings | | | (20,607) | 1794 |
| E. Total | | | 29,393 | 1795 |
| F. Less capital stock in treasury | | | ( ) | 1796 |
| 1. TOTAL OWNERSHIP EQUITY | | | $ 29,393 | 1800 |
| 5. TOTAL LIABILITIES AND OWNERSHIP EQUITY | | | $ 115,122 | 1810 |

OMIT PENNIES

BROKER OR DEALER

## Darwood Associates Inc.

| | | | | |
|---|---|---|---|---|
| For the period (MMDDYY) from | 01/01/03 | 3932 to | 12/31/03 | 3933 |
| Number of months included in this statement | | 12 | | 3931 |

Part A

## STATEMENT OF INCOME (LOSS)

### REVENUE

Commissions:

| | | |
|---|---|---|
| a. Commissions on transactions in exchange listed equity securities executed on an exchange | $ 94,866 | 3935 |
| b. Commissions on listed option transactions | 994 | 3938 |
| c. All other securities commissions | 374,857 | 3939 |
| d. Total securities commissions | 470,717 | 3940 |

Gains or losses on firm securities trading accounts

| | | |
|---|---|---|
| a. From market making in options on a national securities exchange | | 3945 |
| b. From all other trading | | 3949 |
| c. Total gain (loss) | − | 3950 |
| Gains or losses on firm securities investment accounts | | 3952 |
| Profit value is paid or credited | | 3955 |
| Revenue from sale of investment company shares | | 3970 |
| Commodities revenue | | 3990 |
| Fees for account supervision, investment advisory and administrative services | | 3975 |
| Other revenue | 37,126 | 3995 |
| Total revenue | $ 507,843 | 4030 |

### EXPENSES

| | | |
|---|---|---|
| 10. Salaries and other employment costs for general partners and voting stockholder officers | $ 9,000 | 4120 |
| . Other employee compensation and benefits | 322,273 | 4115 |
| 12. Commissions paid to other broker dealers | | 4140 |
| 13. Interest expense | 2,213 | 4075 |
| a. Includes interest on accounts subject to subordination agreements | 4070 | |
| 14. Regulatory fees and expenses | 4,759 | 4195 |
| 15. Other expenses | 169,351 | 4100 |
| 16. Total expenses | $ 507,596 | 4200 |

### NET INCOME

| | | |
|---|---|---|
| 17. Net income (loss) before Federal income taxes and items below (item 9 less 16 ) | $ 245 | 4210 |
| 18. Provision for Federal income taxes (for parent only) | 1,756 | 4220 |
| 19. Equity in earnings (losses) of unconsolidated subsidiaries not included above | . . | 4222 |
| a. After Federal income taxes of | 4238 | |
| 20. Extraordinary gains (losses) | | 4224 |
| a. After Federal income taxes of | 4239 | |
| . Cumulative effect of changes in accounting principles | | 4225 |
| 22. Net income (loss) after Federal income taxes and extraordinary items | $ (1,511) | 4230 |

### MONTHLY INCOME

| | | |
|---|---|---|
| 1. Income (current month only) before provision for Federal income taxes and extraordinary items | $ | 4211 |

# FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
## PART IIA

BROKER OR DEALER

## Darwood Associates Inc.

For the period (MMDDYY) from     01/01/03    to    12/31/03

### STATEMENT OF CHANGES IN OWNERSHIP EQUITY
### (SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

| | | | |
|---|---|---|---|
| Balance, beginning of period | | $ 30,904 | 4240 |
| A. Net income (loss) | | (1,511) | 4250 |
| B. Additions (Includes non- conforming capital of | $ _____ 4262 ) | | 4260 |
| C. Deductions (Includes non-conforming capital of | $ _____ 4272 ) | | 4270 |
| Balance, end of period (From item 1800) | | $ 29,393 | 4290 |

### STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
### TO CLAIMS OF GENERAL CREDITORS

| | | |
|---|---|---|
| Balance, beginning of period | $ | 4300 |
| A. Increases | | 4310 |
| B. Decreases | | 4320 |
| Balance, end of period (From item 3520) | $ | 4330 |

OMIT PENNI

DARWOOD ASSOCIATES INC.

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2003

| | | |
|---|---:|---:|
| NET INCOME | | $ (1,511) |
| ADJUSTMENTS TO RECONCILE NET INCOME TO<br>NET CASH PROVIDED BY OPERATING ACTIVITES | | |
| Increase in accounts receivable | (19,342) | |
| Decrease in marketable securities | 740 | |
| Increase in accounts payable | 6,003 | |
| Total Adjustments | | (12,599) |
| NET CASH PROVIDED BY FINANCING ACTIVITIES | | |
| Increase in loans payable | | 10,913 |
| INCREASE/(DECREASE) IN CASH | | (3,197) |
| CASH ABD CASH EQUIVALENTS - BEGINNING OF YEAR | | 81,987 |
| CASH AND CASH EQUIVALENTS - END OF YEAR | | $ 78,790 |

# FINANCIAL AND OPERATION COMBINED UNIFORM SINGLE REPORT
## PART IIA

| BROKER OR DEALER | | as of | 12/31/03 |
|---|---|---|---|

### Darwood Associates Inc.

#### COMPUTATION OF NET CAPITAL

| | | | |
|---|---|---|---|
| Total ownership equity from Statement og Financial Condition | .................................... | $ 29,393 | 3480 |
| Deduct ownership equity not allowable for Net Capital | ........................................... | ( ) | 3490 |
| Total ownership equity qualified for Net Capital | ........................................ | 29,393 | 3500 |
| Add: | | | |
| A. Liabilities subordinated to claims of general creditors allowable in computation of net capital | | | 3520 |
| B. Other (deductions) or allowable credits (List) | ........................................ | | 3525 |
| Total capital and allowable subordinated liabilities | ................................... | $ 29,393 | 3530 |

Deductions and/or charges

| | | | |
|---|---|---|---|
| A. Total nonallowable assets from Statement of Financial Condition (Notes B and C) | $ 4,030 | 3540 | |
| B. Secured demand note deficiency | .............................. | | 3590 |
| C. Commodity futures contracts and spot commodities- proprietary capital charges | .............................. | | 3600 |
| D. Other (deductions) and/or charges | .............................. | | 3610 | ( 4,030 ) | 3620 |
| Other additions and/or allowable credits (List) | ........................................... | | 3630 |
| Net capital before haircuts on securities positions | ........................................... | $ 25,363 | 3640 |

Haircuts on securities (computed, where applicable, pursuant to 15c3-1 (f)):

| | | | |
|---|---|---|---|
| A. Contractual securities commitments | .............................. | 3660 | |
| B. Subordinated securities borrowings | .............................. | 3670 | |
| C. Trading and investment securities: | | | |
|   1. Exempted securities | ................................... | 3735 | |
|   2. Debt securities | ...................................... | 3733 | |
|   3. Options | .......................................... | 3730 | |
|   4. Other securities | ................................... | 3734 | |
| D. Undue Concentration | .................................... | 3650 | |
| E. Other (List) | ...................................... | 3736 | ( ) | 3740 |
| ). Net capital | ..................................................... | $ 25,363 | 3750 |

OMIT PENNIES

# FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
## PART IIA

| BROKER OR DEALER | as of | 12/31/03 |
|---|---|---|

## Darwood Associates Inc.

### COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

| | | | |
|---|---|---|---|
| . Minmimum net capital required (6-2/3% of line 19) | $ | 5,718 | 3756 |
| :. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement | | | |
| of subsidiaries computed in accordance with Note (A) | $ | 5,000 | 3758 |
| '. Net capital requirement (greater of line 11 or 12) | $ | 5,718 | 3760 |
| ). Excess net capital (line 10 less 13) | $ | 19,645 | 3770 |
| ;. Excess net capital at 1000% (line 10 less 10% of line 19) | $ | 16,789 | 3780 |

### COMPUTATION OF AGGREGATE INDEBTEDNESS

| | | | | | |
|---|---|---|---|---|---|
| ;. Total A.I. Liabilities from Statement fo Financial Condition | | | $ | 85,729 | 3790 |
| '. Add: | | | | | |
| A. Drafts for immediate credit | $ | 3800 | | | |
| B. Market value of securities borrowed for which no equivalent | | | | | |
| value is paid or credited | $ | 3810 | | | |
| C. Other unrecorded amounts (List) | $ | 3820 | $ | | 3830 |
| ). Total aggregate indebtedness | | | $ | 85,729 | 3840 |
| ). Percentage of aggregate indebtedness to net capital (line 19 / line 10) | | | % | 338.011% | 3850 |
| I. Percentage of debt to debt-equity total computed in accordance with rule 15c3-1 (d) | | | % | | 3860 |

### COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

| | | | |
|---|---|---|---|
| :. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule | | | |
| 15 c3-3 prepared as of the date of the net capital computation includign both brokers or dealers | | | |
| and consolidated subsidiaries' debits | | | 3870 |
| ;. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital | | | |
| requirement of subsidiaries computed in accordance with Note (A) | $ | | 3880 |
| I. Net capital requirement (greater of line 22 or 23) | $ | | 3760 |
| ;. Excess net capital (line 10 less 24) | $ | | 3910 |
| ). Net capital in excess of: | | | |
| . 5% of combined aggregate debit items or $120,000 | $ | | 3920 |

OMIT PENNIES

NOTES:

) The minimum net capital requirement should be computed by adding the minimumdollar net capital requirement
of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:

1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 2%of aggregate debits if alternateive method is used

) Do not deduct the value of securities borrowed under subordination agreements or secured demand note
covered by subordination agreements not in satisfactory form and the market values of memberships in
exchanges contributed for use of company (contra to item 1740) and partners' securities which were
included in non-allowable assets.

) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material
non-allowable assets.

# FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
## PART IIA

| BROKER OR DEALER | **Darwood Associates Inc.** | as of | 12/31/03 |
|---|---|---|---|

Exemptive Provision Under Rule 15c3-3

an exemption from Rule 15c3-3 is claimed, identify below the section upon

which such exemption is based (check one only)

| | | | |
|---|---|---|---|
| (k) | (1)--$2500 capital category as per Rule 15c3-1 | | 4550 |
| (k) | (2)(A)--"Special Account for the Exclusive Benefit of customers" maintained | | 4560 |
| . (k) | (2)(B)--All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm    RBC Dain Rauscher, Inc. | 4335 | 4570 |
| . (k) | (3)--Exempted by order of the Commission | | 4580 |

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months abd accruals, (as defined below), which have not been deducted in the computation of Net Capital.

| Type of Proposed withdrawal or Accrual See below for code to enter | Name of Lender or Contributor | Insider or Outsider? (In or Out) | Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities) | (MMDDYY) Withdrawal or Maturity Date | Expect to Renew (yes or no) |
|---|---|---|---|---|---|
| 4600 | 4601 | 4602 | 4603 | 4604 | 4605 |
| 4610 | 4611 | 4612 | 4613 | 4614 | 4615 |
| 4620 | 4621 | 4622 | 4623 | 4624 | 4625 |
| 4630 | 4631 | 4632 | 4633 | 4634 | 4635 |
| 4640 | 4641 | 4642 | 4643 | 4644 | 4645 |
| 4650 | 4651 | 4652 | 4653 | 4654 | 4655 |
| 4660 | 4661 | 4662 | 4663 | 4664 | 4665 |
| 4670 | 4671 | 4672 | 4673 | 4674 | 4675 |
| 4680 | 4681 | 4682 | 4683 | 4684 | 4685 |
| 4690 | 4691 | 4692 | 4693 | 4694 | 4695 |

TOTAL $ 4699

OMIT PENNIES

Instructions: Detail listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule15c3-1(c)(2)(iv)), which could be required by the lender on demand or in less than six months.

WITHDRAWAL CODE:     DESCRIPTION

1.     Equity Capital
2.     Subordinated Liabilities
3.     Accruals
4.     15c3-1(c)(2)(iv) Liabilities

# BARRY J. CHARLES
CERTIFIED PUBLIC ACCOUNTANT

SCHEDULE IV

DARWOOD ASSOCIATES INC.

RECONCILIATION OF NET CAPITAL
FOR THE YEAR ENDED DECEMBER 31, 2003

| | |
|---|---:|
| Net Capital per Unaudited Report | $ 31,344 |
| Additional accrued income | 7,102 |
| Additional accrued expenses | (13,083) |
| Net Capital per Audited Report | $ 25,363 |